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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELI LILLY AND COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, No Par Value
(Title of Class of Securities)

532457108
(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.
General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Raymond O. Gietz, Esq.
Corey R. Chivers, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$7,934,928,309.60	$961,713.31

(1)
This valuation assumes the acquisition of up to 67,188,216 shares of common stock, no par value, of Eli Lilly and Company ("Lilly common stock") in exchange for shares of common stock, no par value, of Elanco Animal Health Incorporated ("Elanco common stock") held by Eli Lilly and Company. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $118.10, the average of the high and low sale prices of Lilly common stock on the New York Stock Exchange on February 7, 2019 and (ii) 67,188,216, the maximum number of shares of Lilly common stock to be acquired in the exchange offer (based on the indicative exchange ratio of 4.3652 in effect following the close of trading on the New York Stock Exchange on February 7, 2019, the last trading day prior to commencement of the exchange offer).

(2)
Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$961,713.36	Filing Party:	Elanco Animal Health Incorporated
Form or Registration No.:	Registration Statement on Form S-4 (No. 333-229577).	Date Filed:	February 8, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐    third -party tender offer subject to Rule 14d-1

  ☒    issuer tender offer subject to Rule 13e-4

  ☐    going-private transaction subject to Rule 13e-3

  ☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Eli Lilly and Company, an Indiana corporation ("Lilly"). This Schedule TO relates to the offer by Lilly to exchange up to an aggregate of 293,290,000 shares of common stock, no par value ("Elanco common stock"), of Elanco Animal Health Incorporated, an Indiana corporation ("Elanco"), for outstanding shares of common stock, no par value, of Lilly ("Lilly common stock"), upon the terms and subject to the conditions set forth in the Prospectus, dated February 8, 2019 (the "Prospectus") and the related Letter of Transmittal and instructions thereto (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer"). In connection with the Exchange Offer, Elanco has filed under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-4 (Registration No. 333-229577) (the "Registration Statement") to register the shares of Elanco common stock offered in exchange for shares of Lilly common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

        Summary Term Sheet. The information set forth in the sections of the Prospectus entitled "Questions and Answers About the Exchange Offer" and "Summary" are incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Name and Address. The name of the issuer is Eli Lilly and Company. The principal executive offices of Lilly are located at Lilly Corporate Center, Indianapolis, Indiana 46285. Its telephone number at such office is (317) 276-2000. Reference is made to the information set forth under the heading "Summary—The Companies" in the Prospectus, which is incorporated herein by reference.

        (b)   Securities. Shares of Lilly common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Lilly common stock set forth under the heading "Summary—Market Price and Dividend Information" in the Prospectus, which is incorporated herein by reference.

        (c)   Trading Market and Price. Reference is made to the information relating to Lilly common stock set forth under the heading "Summary—Market Price and Dividend Information" in the Prospectus, which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings "Summary—The Companies" and "Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco" in the Prospectus, which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Material Terms.

        Reference is made to the information set forth under the headings "Questions and Answers About the Exchange Offer", "The Transaction", "The Exchange Offer", "Potential Additional Distribution of Elanco Common Stock", "Material U.S. Federal Income Tax Consequences" and "Comparison of Shareholder Rights" in the Prospectus, which is incorporated herein by reference.

        The Exchange Offer will expire and withdrawal rights shall terminate at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the Exchange Offer is extended or terminated.

        (b)   Purchases. The Exchange Offer is open to all holders of shares of Lilly common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Lilly who is a holder of shares of Lilly common stock may participate in the Exchange Offer on the same terms and conditions as all other Lilly stockholders. Reference is made to the information set forth under the headings "Questions and Answers About the Exchange Offer" and "The Exchange Offer—Terms of the Exchange Offer" in the Prospectus, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Agreements Involving the Subject Company's Securities. Reference is made to the information set forth under the heading "Compensation" in Lilly's Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 19, 2018, and under the headings "Agreements Between Lilly and Elanco and Other Related Party Transactions" and "Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco" in the Prospectus, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes. Reference is made to the information under the heading "The Transaction—Reasons for the Exchange Offer" in the Prospectus, which is incorporated herein by reference.

        (b)   Use of Securities Acquired. The shares of Lilly common stock acquired by Lilly in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

        (c)   Plans.

        Reference is made to the information set forth under the heading "The Transaction—Accounting Treatment" in the Prospectus, which is incorporated herein by reference.

        On January 17, 2019, Bowfin Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly ("Bowfin"), filed a Tender Offer Statement on Schedule TO (the "Loxo TO") relating to the offer (the "Offer") by Bowfin to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the "Loxo Shares"), of Loxo Oncology, Inc., a Delaware corporation ("Loxo"), at a purchase price of $235.00 per Loxo Share, net to the seller in cash, without interest, and less any applicable tax withholding (the "Offer Price"), on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 5, 2019, by and among Loxo, Lilly and Bowfin (as it may be amended from time to time, the "Merger Agreement"), and the related Offer to Purchase, dated January 17, 2019 and Letter of Transmittal.

        Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) a majority of Loxo Shares then outstanding being tendered in the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of Loxo's representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined therein)), (iv) Loxo's performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger (as defined below) is not subject to a financing condition. The Offer is currently scheduled to expire one minute after 11:59pm, Eastern Time, on February 14, 2019.

        Following consummation of the Offer, Bowfin will merge with and into Loxo, with Loxo surviving as a wholly owned subsidiary of Lilly (the "Merger). In the Merger, each outstanding Loxo Share that is not tendered and accepted pursuant to the Offer (other than the Loxo Shares owned by Loxo or Loxo's subsidiary, Loxo Shares owned by Lilly, Bowfin or any other subsidiary of Lilly, and Loxo Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement. Additional information regarding the Offer can be found in the Loxo TO and the related documents filed by Lilly and Loxo with the SEC.

        The total amount of funds required to consummate the Offer and purchase all of the outstanding Loxo Shares in the Offer and provide funding in connection with the Merger is approximately $8 billion, plus related fees and expenses. Lilly expects to fund these payments out of cash on hand and borrowings at prevailing effective rates under Lilly's commercial paper program.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds. Reference is made to the information set forth under the headings "Summary—The Exchange Offer", "The Exchange Offer" and "The Transaction" in the Prospectus, which is incorporated herein by reference.

        (b)   Conditions. Not applicable.

        (c)   Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   Securities Ownership. Reference is made to the information set forth under the heading "Security Ownership of Certain Beneficial Owners and Management of Lilly and Elanco" in the Prospectus.

        (b)   Securities Transactions. Based on the information available to Lilly as of February 7, 2019, the following table sets forth the transactions in Lilly common stock by Lilly and directors and executive officers of Lilly in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Myles O'Neill	12/10/2018	19,300 shares of Lilly common stock	$112.72	Open market or private sale of non-derivative or derivative security pursuant to a Rule 10b5-1 trading plan.
Myles O'Neill	12/10/2018	5,700 shares of Lilly common stock	$113.59	Open market or private sale of non-derivative or derivative security pursuant to a Rule 10b5-1 trading plan.
Karen Walker	12/17/2018	126 shares of Lilly common stock	$115.81	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Juan R. Luciano	12/17/2018	89 shares of Lilly common stock	$108.36	Grant, award or other acquisition pursuant to Rule 16b-3(d)
J. Erik Frywald	12/17/2018	50 shares of Lilly common stock	$108.36	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ralph Alvarez	12/17/2018	101 shares of Lilly common stock	$108.36	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Karen Walker	1/22/2019	85 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Juan R. Luciano	1/22/2019	91 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ellen R. Marram	1/22/2019	58 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jackson P. Tai	1/22/2019	17 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ralph Alvarez	1/22/2019	93 shares of Lilly common stock	$117.09	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Alfonso G. Zulueta	1/31/2019	4,000 shares of Lilly common stock	$120.00	Open market or private sale of non-derivative or derivative security pursuant to a Rule 10b5-1 trading plan.
Alfonso G. Zulueta	2/1/2019	9,722 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Alfonso G. Zulueta	2/1/2019	4,364 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Melissa S. Barnes	2/1/2019	3,333 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Melissa S. Barnes	2/1/2019	1,492 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Michael J. Harrington	2/1/2019	12,778 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Michael J. Harrington	2/1/2019	4,404 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
David A. Ricks	2/1/2019	12,222 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
David A. Ricks	2/1/2019	5,485 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Stephen F. Fry	2/1/2019	8,889 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Stephen F. Fry	2/1/2019	3,995 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Enrique A. Conterno	2/1/2019	12,222 shares of Lilly common stock	—	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Enrique A. Conterno	2/1/2019	5,476 shares of Lilly common stock	$119.86	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Anne E. White	2/4/2019	7,246 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Daniel Skovronsky, M.D., Ph. D.	2/4/2019	15,619 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Aarti S. Shah	2/4/2019	5,939 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Joshua L. Smiley	2/4/2019	9,954 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Johna Norton	2/4/2019	2,958 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Alfonso G. Zulueta	2/4/2019	21,224 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Melissa S. Barnes	2/4/2019	7,411 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Michael J. Harrington	2/4/2019	28,155 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
David A. Ricks	2/4/2019	26,567 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Stephen F. Fry	2/4/2019	19,404 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Enrique A. Conterno	2/4/2019	26,681 shares of Lilly common stock	$120.17	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or recommendations. Reference is made to the information set forth under the heading "The Exchange Offer—Fees and Expenses" in the Prospectus, which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Financial Information. Reference is made to the information set forth under the headings "Summary—Selected Historical and Pro Forma Financial Data For Lilly and Elanco" and "Incorporation by Reference" in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12 in Lilly's Annual Report on Form 10-K for the annual period ended December 31, 2017, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in Lilly's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents Lilly has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Exchange Offer are available for inspection and copying from the SEC's website at www.sec.gov.

        (b)   Pro Forma Information. Pro forma information for Lilly giving effect to certain transactions, including, among others, the Exchange Offer, have been included in the Prospectus. Reference is made to the information set forth under the heading "Eli Lilly and Company Unaudited Pro Forma Condensed Consolidated Financial Statements" in the Prospectus, which is incorporated herein by reference.

Item 11.    Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   None.

          (2)   Reference is made to the information set forth under the headings "Summary" and "The Transaction" in the Prospectus, which is incorporated herein by reference.

          (3)   Reference is made to the information set forth under the headings "Summary" and "The Transaction" in the Prospectus, which is incorporated herein by reference.

          (4)   Not applicable.

          (5)   None.

        (b)   Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(i)	Form of Letter of Transmittal (Certificated Shareholders) (incorporated by reference to Exhibit 99.1 to Elanco Animal Health Incorporated's Registration Statement on Form S-4 (Registration No. 333-229577), filed with the Securities and Exchange Commission on February 8, 2019 (the "Registration Statement").
(a)(1)(ii)	Form of Letter of Transmittal (Direct Registration Shareholders) (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vi)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(4)(i)	Press Release by Eli Lilly and Company, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company's Form 425 filing with the SEC on February 8, 2019).
(a)(4)(ii)	Prospectus, dated February 8, 2019 (incorporated by reference to the Registration Statement).
(a)(5)(i)	Form of Notice to Participants in Savings Plans (incorporated by reference to Exhibit 99.8 to the Registration Statement).
(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.    Information required by Schedule 13E-3.

        Not Applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

ELI LILLY AND COMPANY
By:	/s/ DAVID A. RICKS
	Name:	David A. Ricks
	Title:	Chairman and Chief Executive Officer

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Form of Letter of Transmittal (Certificated Shareholders) (incorporated by reference to Exhibit 99.1 to Elanco Animal Health Incorporated's Registration Statement on Form S-4 (Registration No. 333-229577), filed with the Securities and Exchange Commission on February 8, 2019 (the "Registration Statement").
(a)(1)(ii)	Form of Letter of Transmittal (Direct Registration Shareholders) (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vi)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(4)(i)	Press Release by Eli Lilly and Company, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company's Form 425 filing with the SEC on February 8, 2019).
(a)(4)(ii)	Prospectus, dated February 8, 2019 (incorporated by reference to the Registration Statement).
(a)(5)(i)	Form of Notice to Participants in Savings Plans (incorporated by reference to Exhibit 99.8 to the Registration Statement).
(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX